

Mail Stop 4720

January 9, 2018

Via E-mail
Michael T. Gray
Executive Chairman & Chief Executive Officer
Tiberius Acquisition Corporation
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

> **Re:** **Tiberius Acquisition Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 13, 2017**
> **CIK No. 0001662253**

Dear Mr. Gray:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

The Offering

Private Placement at Initial Business Combination, page 10

1.   We note your inclusion of a private placement component at the time of your initial business combination. Please revise your disclosure in your prospectus to identify the anchor investors and provide the following information, as applicable:

- The implications of any reduction of the forward purchase contract, including but not limited to having less money available for funding the initial business combination or future working capital needs;

- Your anticipated net proceeds from these private placements; and

- That the forward purchase contracts will be dilutive to investors in this offering and include a price per share for the common stock component.

Acquisition Criteria, page 69

2.   We note your disclosure that the consummation of the anchor investor's private placement is subject to certain closing conditions, including the anchor investor's ability to invest in the industry in which the proposed target business operates.   Please disclose whether management will take this factor into account when evaluating prospective target businesses.

Underwriting

Expressions of Interest, page 129

3.   Please disclose whether the 6% underwriting fee would apply to any purchases by your anchor investor in this offering.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Stuart Neuhauser, Esq.